Exhibit 5.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference to the Registration Statement on Form F-10 of Manulife Financial Corporation (“MFC”) and in the related preliminary short form base shelf prospectus pertaining to the issue and sale of up to US$4,000,000,000 principal amount of Debt Securities, Class A Shares, Class B Shares, Class 1 Shares, Common Shares, Subscription Receipts, Warrants, Share Purchase Contracts and Units of MFC of our reports dated March 19, 2010, with respect to the consolidated financial statements of MFC as at December 31, 2009 and 2008 and for the years then ended and the effectiveness of internal control over financial reporting of MFC as at December 31, 2009 filed with the Securities and Exchange Commission.

Toronto, Canada	/s/ Ernst & Young LLP
August 30, 2010	Chartered Accountants
Licensed Public Accountants